January 11, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                           Morningstar, Inc.

Form 10-K for the year ended December 31, 2010

Filed February 28, 2011

File No. 0-51280

Dear Mr. Cash:

On behalf of Morningstar, Inc., an Illinois corporation, we are responding to your letter dated January 4, 2012, which was in turn responding to our letter of December 21, 2011.  For convenience of reference, the text of your comments has been reproduced in italicized type herein, with our response immediately following.

Form 10-K for the year ended December 31, 2010

Item 9A. Controls and Procedures, page 133

(c) Changes in Internal Controls Over Financial Reporting, page 133

We have read your response to prior comment one of our letter dated November 28, 2011.  In future filings to the extent that you make changes to your internal controls over financial reporting that materially affects or is reasonably likely to materially affect your internal control over financial reporting, please disclose such changes as required by Item 308(c) of Regulation S-K.

Response:

In future filings, we will, as appropriate, disclose the extent to which we make changes to our internal controls over financial reporting that materially affect or are reasonably likely to materially affect our internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

*    *    *

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132.  My facsimile number is (312) 244-8032.

Respectfully submitted,

/s/ Richard Robbins

Richard Robbins
General Counsel and Corporate Secretary